Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

April 13, 2012

VIA EDGAR

Mr. Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Annaly Capital Management, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2011
Filed February 28, 2012
Filed No. 001-13447

Dear Mr. Woody:

On behalf of Annaly Capital Management, Inc., set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated April 12, 2012, with respect to our Form 10-K for the fiscal year ended December 31, 2011.

Form 10-K for the year ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.
We note your response to our prior comment 10.  With respect to your repurchase agreements that are within the balances disclosed in your table on page 46, we continue to believe that it is appropriate to explain why there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end.  In future filings, please provide such explanations.  Please provide us an example of your proposed disclosure.

Response

Since the inception of the Company, we have disclosed the average balances of our repurchase agreements since we believe the average balances provides more meaningful information to our investors compared to the period end balances.  Under no circumstances do we increase or reduce our borrowings in an effort to depict greater or lower amounts of leverage at period end.  On Page 46 of our 2011 Form 10-K, we provided the following table which included the average and period end balances:

The table below shows our average interest-bearing liabilities and average cost of interest-bearing liabilities as compared to average one-month and average six-month LIBOR for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 and the four quarters in 2011.

Average Interest-Bearing Liabilities
(Ratios for the four quarters in 2011 have been annualized, dollars in thousands)

	Average Interest- Bearing Liabilities	Interest- Bearing Liabilities at Period End	Economic Interest Expense(1)	Average Cost of Interest- Bearing Liabilities	Average One-Month LIBOR	Average Six-Month LIBOR	Average One-Month LIBOR Relative to Average Six-Month LIBOR	Average Cost of Interest- Bearing Liabilities Relative to Average One-Month LIBOR	Average Cost of Interest Bearing Liabilities Relative to Average Six-Month LIBOR
For the Year Ended December 31, 2011	$84,595,933	$86,269,611	$1,362,721	1.61%	0.23%	0.51%	(0.28%)	1.38%	1.10%
For the Year Ended December 31, 2010	$60,242,842	$67,260,840	$1,163,332	1.93%	0.27%	0.52%	(0.25%)	1.66%	1.41%
For the Year Ended December 31, 2009	$52,361,607	$54,627,186	$1,295,762	2.47%	0.33%	1.11%	(0.78%)	2.14%	1.36%
For the Year Ended December 31, 2008	$50,270,226	$46,674,885	$1,888,912	3.76%	2.68%	3.06%	(0.38%)	1.08%	0.70%
For the Year Ended December 31, 2007	$37,967,215	$46,079,395	$1,926,465	5.07%	5.19%	5.19%	(0.00%)	(0.12%)	(0.12%)
For the Quarter Ended December 31, 2011	$89,488,111	$86,269,611	$357,771	1.60%	0.26%	0.68%	(0.42%)	1.34%	0.92%
For the Quarter Ended September 30, 2011	$86,671,908	$88,509,516	$353,266	1.63%	0.21%	0.47%	(0.26%)	1.42%	1.16%
For the Quarter Ended June 30, 2011	$83,042,390	$79,986,235	$330,080	1.59%	0.20%	0.42%	(0.22%)	1.39%	1.17%
For the Quarter Ended March 31, 2011	$79,235,324	$81,732,664	$321,604	1.62%	0.26%	0.46%	(0.20%)	1.36%	1.16%

(1)   Economic interest expense includes interest expense on interest rate swaps.

In response to the Staff’s comment, in future filings, we would propose to include the additional disclosure set forth below.  To the extent that this disclosure does not address the reasons for any particular variations of these average amounts compared to period end amounts in future periods, we would provide additional disclosure.

We do not manage our portfolio to have a pre-designated amount of borrowings at quarter or year end.  Our borrowings at period end are a snapshot of borrowing as of a date, and this number should be expected to differ from average borrowings over the period for a number of reasons.  The mortgage-backed securities we own pay principal and interest towards the end of each month  and the mortgage-backed securities we purchase are typically settled during the beginning of the month.  As a result, depending on the amount of mortgage-backed securities we have committed to purchase, we may retain the principal and interest we receive in the prior month, or we may use it to pay down our borrowings.  Moreover, we use interest rate swaps to hedge our portfolio and as we pledge or receive collateral under these agreements, our borrowings on any given day may be increased or decreased.  Our average borrowings during a quarter will differ from period end borrowings as we implement our portfolio management strategies and risk management strategies over changing market conditions by increasing or decreasing leverage.  Additionally, these numbers will differ during periods when we conduct capital raises, as in certain instances we may purchase additional assets and increase leverage with the expectation of a successful capital raise.  Since our average borrowings and period end borrowings can be expected to differ, we believe our average borrowings during a period provides a more accurate representation of our exposure to the risks associated with leverage.

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated April 12, 2012, to my attention at kfagan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ Kathryn Fagan

Kathryn Fagan
Chief Financial Officer

cc:      R. Nicholas Singh, Esq.